UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from                      to                     .

Commission file number 0-21918

A.	Full title of the plan and the address of the plan, if different from that of the issued named below:

FLIR Systems, Inc. 401(k) Savings Plan

27700A S.W. Parkway Avenue

Wilsonville, Oregon 97070

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive officers:

FLIR Systems, Inc.

27700A S.W. Parkway Avenue

Wilsonville, Oregon 97070

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN

Financial Statements and Schedule

December 31, 2005 and 2004

(With Report of Independent Registered Public Accounting Firm)

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN

December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm

The Plan Administrator

FLIR Systems, Inc. 401(k)

    Savings Plan:

We have audited the accompanying statements of net assets available for benefits of FLIR Systems, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Portland, Oregon

June 9, 2006

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2005 and 2004

	2005	2004
Investments, at fair value:
Fidelity Retirement Money Market Portfolio	$4,676,306	$4,156,921

Shares in registered investment companies:
Baron Growth Fund	7,986,997	—
PIMCO Total Return Fund	5,665,475	4,250,501
Vanguard Mid-Cap Index Fund	4,938,136	2,364,556
DFA Emerging Markets Value Portfolio	4,413,784	2,232,977
Dodge & Cox Stock Fund	2,899,026	1,805,847
Lord Abbett Mid Cap Value Fund	2,417,341	1,539,451
Growth Fund of America	1,272,427	1,176,665
Spartan US Equity Index Fund	6,130,037	3,729,839
Fidelity Contrafund	8,242,783	5,027,524
Fidelity Balanced Fund	5,018,109	3,503,791
Fidelity Diversified International Fund	5,313,924	2,180,746
Fidelity Freedom Income Fund	100,493	93,519
Fidelity Freedom 2000 Fund	11,337	—
Fidelity Freedom 2005 Fund	2,028	—
Fidelity Freedom 2010 Fund	110,671	102,729
Fidelity Freedom 2015 Fund	983,333	227,158
Fidelity Freedom 2020 Fund	40,293	140
Fidelity Freedom 2025 Fund	261,254	36,473
Fidelity Freedom 2030 Fund	794,785	635,589
Fidelity Freedom 2035 Fund	195,232	78,246
Fidelity Freedom 2040 Fund	37,189	2,614
Fidelity Small Cap Stock Fund	—	5,337,872

Common and collective trust:
Fidelity Managed Income Portfolio	1,020,140	363,185

Common stock:
FLIR Systems, Inc.	14,331,179	22,485,080

Investments, at cost:

Participant loans	925,369	736,119

Total investments	77,787,648	62,067,542

Receivables:
Participant contributions	55,680	90,462
Employer contributions	25,532	45,433

Total receivables	81,212	135,895

Net assets available for benefits	$77,868,860	$62,203,437

See accompanying notes to the financial statements.

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years ended December 31, 2005 and 2004

	2005	2004
Additions:
Participant contributions	$5,917,278	$3,348,461
Rollover contributions	544,732	318,871
Employer contributions	2,815,769	1,552,196
Transfer from Indigo Systems, Inc. 401(k) Plan	10,562,581	—
Interest and dividend income	2,245,326	796,470

Total additions	22,085,686	6,015,998
Deductions:
Benefits and withdrawals paid to participants	3,679,421	1,598,366
Administrative expenses	6,267	—

Total deductions	3,685,688	1,598,366

Net increase before (depreciation) appreciation in fair value of investment	18,399,998	4,417,632
Net (depreciation) appreciation in fair value of investments	(2,734,575)	12,925,086

Net increase	15,665,423	17,342,718
Net assets available for benefits, beginning of year	62,203,437	44,860,719

Net assets available for benefits, end of year	$77,868,860	$62,203,437

See accompanying notes to the financial statements.

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN

(1)	Plan Description

The following description of the FLIR Systems, Inc. 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. More complete information regarding the Plan’s provisions may be found in the Plan document.

(a)	General

The Plan is a defined contribution plan established by FLIR Systems, Inc. (the “Company”) under the provisions of Section 401(a) of the Internal Revenue Code (the “IRC”), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

On December 1, 2004, the Plan changed trustees from Putnam Fiduciary Trust Company (“Putnam”) to Fidelity Management Trust Company (the “Trustee” or “Fidelity”) and transferred all the assets in the Plan to Fidelity.

Under the terms of the agreement between the Company and Fidelity (previously Putnam), all investments of the Plan are held in a trust by the Trustee. A committee composed of management employees of the Company administers the Plan.

During 2004, the Company purchased Indigo Systems, Inc. As a result of this acquisition, the Indigo Systems, Inc. 401(k) plan was merged into the Plan effective February 1, 2005.

(b)	Eligibility

Employees are eligible to participate in the Plan if the employee is not covered by a collective bargaining agreement and is not a nonresident alien. Qualifying employees were able to participate in the Plan on the first day of the month following employment.

(c)	Contributions

Eligible employees may contribute an amount between 1% and 100% of compensation as defined by the Plan, not to exceed the maximum amount allowed under the federal tax laws. The Company may, at the discretion of management, make a matching and/or profit sharing contribution to the Plan. In 2005 and 2004, the discretionary matching contributions were equal to 50% of the employees’ contributions of up to 15% of compensation. The Company matching contributions to the Plan are allocated based on participant-elected allocation percentages.

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN

(d)	Vesting

Participants are fully vested in their contributions, transfers from other qualified plans and the earnings thereon. Vesting in the participant’s share of Company matching and discretionary profit sharing contributions and the earnings thereon is based on years of continuous service, according to the following schedule:

Years of service	Percentage vested
Less than 1	0%
1	34%
2	67%
3	100%

Prior to completing three years of service, a participant becomes 100% vested in the participant’s share of Company matching contributions and the earnings thereon upon reaching age 55, death, or total and permanent disability while employed.

(e)	Participant Loans

Participants may borrow the lesser of $50,000 or 50% of their vested account balance, subject to a $2,500 minimum and other certain restrictions. As the participant repays these loans, the proceeds, including interest, are returned to the participant’s account. Loans are repayable through payroll deductions over periods ranging up to five years. Prior to June 1, 2000, participants were allowed to repay loans over periods greater than five years if for the purchase of a primary residence. The interest rate on loans is the prime rate on the first business day of the month in which the participant requests the loan plus 1.0%. Interest rates on outstanding loans at December 31, 2005 ranged from 4.0% to 9.0%, with maturities through 2055.

(f)	Benefits

Upon termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a period not to exceed the beneficiary’s assumed life expectancy. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

(g)	Withdrawals

Except upon death, total disability, termination, or retirement, withdrawal of participant balances requires approval of the Plan Administrator. Such approval is limited to cases of financial hardship, as allowed by the IRC.

(h)	Participant Accounts

Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions, the Company’s matching contributions and an allocation of the Plan’s net earnings and related administrative expenses. Allocation of earnings is based on the proportion of the participant’s account balance to the total of all participants’ account balances within each investment option period.

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN

(i)	Breaks in Service and Forfeited Accounts

A one-year break in service occurs in any plan year during which a participant does not have more than 1,000 hours of service. Upon returning to the Company before five one-year breaks in service, a participant’s nonvested account balance will be restored, provided any vested amounts distributed are repaid to the Plan. Any forfeiture of nonvested portions of the Company’s contribution account balance is utilized to offset Company contributions. During 2005 and 2004, forfeitures totaling approximately $50,000 and $47,000, respectively, were used to reduce employer contributions. At December 31, 2005 and 2004, forfeitures totaling approximately $65,000 and $5,100, respectively, were available to reduce future employer contributions.

(j)	Investment Options

Participants may direct their elective contributions, including Company matching contributions, and any related earnings, into 23 mutual funds offered by Fidelity and FLIR Systems, Inc. common stock. Changes to contribution allocations may be made by participants on a daily basis. Exchanges between investment options may also be made by participants on a daily basis; however, exchanges involving FLIR Systems, Inc. common stock are subject to the Company’s insider trading policy.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

(b)	Investment Valuation

The Plan’s investments in shares of registered investment companies are stated at fair value which is based on the quoted market price of the underlying investments. Common and collective trusts are carried at fair value based on the quoted market value of the underlying assets at the end of the day and are expressed in units. The FLIR Systems, Inc. Common Stock Fund is stated at the quoted fair value of the Company’s common stock. Participant loans are valued at cost.

The Plan assets are invested in various investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(c)	Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recognized as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

(d)	Net (Depreciation) Appreciation in Fair Value of Investments

Net (depreciation) appreciation consists of the net change in unrealized (depreciation) appreciation during the year on investments held at the end of the year and the realized gain and loss on investments sold during the year.

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN

Brokerage fees are added to the acquisition cost of assets purchased and subtracted from the proceeds of assets sold.

(e)	Payment of Benefits

Benefit payments to participants are recorded upon distribution.

(f)	Administrative Expenses

Administrative expenses are generally paid by the Plan sponsor except to the extent that expenses are paid from participant forfeitures of employer matching contributions.

(3)	Investments

Net (depreciation) appreciation in fair value of investments is comprised of the following for the year ended December 31, 2005 and 2004:

	2005	2004
Shares in registered investment companies	$3,410,091	$2,406,712
Common and collective trust	—	231,139
FLIR Systems, Inc. common stock	(6,144,666)	10,287,235

	$(2,734,575)	$12,925,086

(4)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated April 11, 2006, that the Plan is qualified and that the trust established under the Plan is tax-exempt, under the appropriate sections of the IRC.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. The Company may elect, at its discretion, to make a complete distribution of the assets or to continue the trust created by the Plan and distribute benefits in such a manner as though the Plan has not been terminated.

(6)	Related Party Transactions

Certain Plan investments are shares in registered investment companies managed by Fidelity. Fidelity is the Trustee as defined by the Plan and, therefore, these transactions qualified as party-in-interest transactions.

The Plan also has investments in FLIR Systems, Inc. Common Stock. These transactions are covered by an exemption from the “prohibited transactions” in provisions of ERISA and IRC.

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN

(7)	Reconciliation to the Form 5500

The following schedule reconciles the financial statements to Form 5500:

	Net assets available for Plan benefits as of December 31,
	2005	2004
Balance per financial statements	$77,868,860	$62,203,437
Deemed distributions of participant loans not recorded on the financial statements	(64,610)	(60,942)

Balance per Form 5500	$77,804,250	$62,142,495

Schedule 1

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN

Schedule H –Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

	Identity of issue, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Current Value
*	Fidelity Investments	Fidelity Retirement Money Market Portfolio	$4,676,306
		Shares in registered investment companies:
	Baron Funds	Baron Growth Fund	7,986,997
	Pacific Investment Management Company	PIMCO Total Return Fund	5,665,475
	The Vanguard Group	Vanguard Mid-Cap Index Fund	4,938,136
	DFA Investment Dimensions Group Inc.	DFA Emerging Markets Value Portfolio	4,413,784
	Dodge & Cox	Dodge & Cox Stock Fund	2,899,026
	Lord, Abbett & Co. LLC	Lord Abbett Mid Cap Value Fund	2,417,341
	American Funds	Growth Fund of America	1,272,427
*	Fidelity Investments	Spartan US Equity Index Fund	6,130,037
*	Fidelity Investments	Fidelity Contrafund	8,242,783
*	Fidelity Investments	Fidelity Balanced Fund	5,018,109
*	Fidelity Investments	Fidelity Diversified International Fund	5,313,924
*	Fidelity Investments	Fidelity Freedom Income Fund	100,493
*	Fidelity Investments	Fidelity Freedom 2000 Fund	11,337
*	Fidelity Investments	Fidelity Freedom 2005 Fund	2,028
*	Fidelity Investments	Fidelity Freedom 2010 Fund	110,671
*	Fidelity Investments	Fidelity Freedom 2015 Fund	983,333
*	Fidelity Investments	Fidelity Freedom 2020 Fund	40,293
*	Fidelity Investments	Fidelity Freedom 2025 Fund	261,254
*	Fidelity Investments	Fidelity Freedom 2030 Fund	794,785
*	Fidelity Investments	Fidelity Freedom 2035 Fund	195,232
*	Fidelity Investments	Fidelity Freedom 2040 Fund	37,189
		Common and collective trust:
*	Fidelity Investments	Fidelity Managed Income Portfolio	1,020,140
		Common stock:
*	FLIR Systems, Inc.	FLIR Systems, Inc. common stock	14,331,179
*	Participants	Participant loans (4.0% to 9.0% maturing through 2055)	925,369

		Total investments	$77,787,648

*	Represents a party-in-interest transaction as of December 31, 2005.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

FLIR Systems, Inc. 401(k) Savings Plan

Date: June 28, 2006	FLIR Systems, Inc. (Plan Sponsor)

	By:	/s/ Stephen M. Bailey
Stephen M. Bailey
Sr. Vice President, Finance and Chief Financial Officer (Principal Accounting and Financial Officer and Duly Authorized Officer)